UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Green Valley Affiliates Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Nevada

   Date of organization
   February 27, 2015

Physical address of issuer
2764 N Green Valley Parkway, Suite #345, Henderson, NV 89014

Website of issuer
www.cannabiscope.com

Name of intermediary through which the Offering will be conducted
MicroVentures Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank and Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000
Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$396,072.00

Deadline to reach the target offering amount
October 11, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (December 31, 2019)
Total Assets	$61,647	$157,923
Cash & Cash Equivalents	$18,802	$137,923
Accounts Receivable	$0	$0
Short-term Debt	$10,900	$36,575
Long-term Debt	$138,928	$138,928
Revenues/Sales	$75	$3,125
Cost of Goods Sold	$974	$0
Taxes Paid	$0	$0
Net Income	-$115,602	-$27,493

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 10, 2021

FORM C/A

Up to $396,072.00

Green Valley Affiliates Inc.



Explanatory Note

Green Valley Affiliates Inc. is filing this Amendment to its Form C, which was first filed with the Securities and Exchange Commission on April 16, 2021. This Amendment is filed to add a webinar transcript, attached hereto as (Exhibit G)

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Green Valley Affiliates Inc. a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $396,072.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$396,072.00	$19,803.60	$376,268.40

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. In addition, the Intermediary will receive a number of Crowd Notes equal to 2% of the Crowd Notes sold in the Offering.

(2)   The issuer will pay a commission equal to five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.cannabiscope.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is June 10, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.cannabiscope.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A.
We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Green Valley Affiliates Inc. (the "Company" or "Cannabiscope") is a Nevada corporation, incorporated on August 27, 2019, upon its conversion from a Nevada limited liability company. The company was originally formed as Cannabiscope LLC on February 27, 2015. The Company later formed Green Valley Affiliates LLC on February 8, 2018 and converted to a corporation on August 27, 2019. Cannabiscope LLC and its intellectual property were purchased by Green Valley

Affiliates, Inc. on October 6, 2019. The Company is also currently conducting business under the name of Cannabiscope and Green Valley Market.

The Company is located at 2764 N Green Valley Parkway, Suite #345, Henderson, NV 89014.

The Company's website is www.cannabiscope.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

The Company has developed Cannabiscope technology, which powers the company's multiple products including an eCommerce platform with an affiliate program that empowers Cannabidiol (CBD) product sales for partners, a consumer marketplace, and an educational wheel.
The Software-as-a-Service (SaaS) product manages the business logistics of an online marketplace including the dropship product catalog, shopping cart, payment processing, shipping returns and tracking for its users. The Company allows users (influencers, affiliates, small businesses, and publication companies) to have their own online CBD marketplace. Users pay a one-time sign-up fee of $99 to be an affiliate, or $199 for the professional package. Users receive 15% of all MSRP sold through their stores. There is no monthly fee for users to maintain their store.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount + $138,928 in a previous offering
Maximum amount of Crowd Notes	$396,072 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$396,072 Principal Amount + $138,928 in a previous offering
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 11, 2021
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We are early-stage company. We were originally formed as Cannabiscope LLC on February 27, 2015. The Company later formed Green Valley Affiliates LLC on February 8, 2018 and converted to a corporation on August 27, 2019. Cannabiscope LLC and its intellectual property were purchased by Green Valley Affiliates Inc. on October 6, 2019. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The market for CBD products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small and large companies. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing health and wellness products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We need to continue as a going concern if our business is to succeed.
Because of our recurring losses and negative cash flows from operations, we may not be able to continue as a going concern in the future. Reasons for our possible failure to continue as a going concern include our historical net losses, limited working capital, requirement to repay short- and long-term indebtedness and the need for additional financing to implement our business plan. If we are not able to attain profitability in the near future our financial condition could deteriorate further, which would have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both smaller companies and major companies operating worldwide, including AlphaGreen, ChoiceCBD, Direct CBD Online, and GVB Biopharma. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships, and adversely affect our business.

We depend on third party providers, suppliers, and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results, and financial condition.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment, and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on David Schacter and Paul Shockley who are President and General Manager of the Company, respectively. The Company has or intends to enter into employment agreements with David Schacter and Paul Shockley although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of David Schacter, Paul Shockley, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A

claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on David Schacter and Paul Shockley who are President and General Manager of the Company in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of David Schacter or Paul Shockley die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

CBD-infused products companies are subject to regulatory risks.
CBD-infused products companies are subject to risks associated with the federal government's and state and local governments' evolving regulation of hemp, hemp oil, CBDs, and CBD-infused products. We can provide no assurance that one or more federal agencies, such as the U.S. Food and Drug Administration (the "FDA"), or state and local governments will not attempt to impose rules, regulations, moratoriums, prohibitions, or other restrictions or impediments upon CBD-infused products companies. Such regulatory action could have a material adverse effect on our Company.

CBD-infused products may be shown to have negative health and/or safety impacts upon consumers.
The health and safety impacts of CBDs have not yet been established via traditional scientific and/or clinical studies. If scientific and/or clinical studies ultimately demonstrate negative health and/or safety impacts upon consumers, our Company's business, financial conditions, and results of operations could be materially adversely affected.

The FDA has not approved a marketing application for CBD for the treatment of any disease or condition. The only FDA-approved health use of CBD is the seizure drug Epidiolex. In deference to the FDA's position, various states and municipalities have declared that the sale of certain CBD-infused products is illegal. There can be no guarantee that this regulatory stance will be resolved favorably to the CBD products industry. Aggressive law enforcement against the CBD industry by federal, state or local authorities and agencies could have a material adverse effect upon our Company.

Our manufacturing facility is subject to FDA regulations.
Manufacturers of tobacco and/or cannabis or cannabis related products must comply with FDA regulations which require, among other things, compliance with the FDA's evolving regulations on Current Good Manufacturing Practices ("cGMP(s)"), which are enforced by the FDA through its facilities inspection program. The manufacture of products is subject to strict quality control, testing and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. We cannot guarantee that our current manufacturing facility will pass FDA inspections and/or similar inspections in foreign countries to produce our products, or that future changes to cGMP manufacturing standards will not also negatively affect the cost or sustainability of our manufacturing facility.

Hemp and CBD-infused products are illegal if they exceed 0.3% THC.
Hemp and CBD-infused products which exceed a THC concentration of 0.3% are illegal. Any failure to keep the THC concentration in hemp or CBD-infused products below 0.3% could subject us to action by regulatory authorities and/or to lawsuits by consumers, which could have a material adverse effect upon our Company's business. In addition, the approval of medical and recreational marijuana by many states has created a situation in which it may be difficult or impossible for regulators and courts to determine whether the THC levels reflected in consumers' blood tests are the result of CBD-infused products or THC-infused products. This may result in regulatory actions or lawsuits that could have a material adverse effect upon our Company's business. Also, certain hemp products may, over time, gradually increase their THC concentration, and this may ultimately cause such products to exceed the 0.3% THC concentration level, making such products illegal in certain jurisdictions. If this happens, we could be subject to regulatory action that could have a material adverse effect upon our Company.

A hemp crop can accidentally start growing marijuana.
Unexpected pollination can easily happen in outdoor fields, given cannabis plants can, given the opportunity, grow abundantly in the wild and their pollen can travel for significant distances.

The extraction process for CBD and THC is essentially the same.
As a consequence, CBD can be contaminated with THC, chemical solvents or pesticides if the extraction process is done improperly.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, payment processing, content, third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers, and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or

effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries

should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving, and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our

reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution, or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third-party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality

and timeliness of work being performed, customer concerns, contractual interpretations, or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate, and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the Company's current owners of 20% or more beneficially own 26.39% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and

will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company has developed an eCommerce platform with an affiliate program that empowers Cannabidiol (CBD) product sales for partners. The Software-as-a-Service (SaaS) product manages the business logistics of an online marketplace including the dropship product catalog, shopping cart, payment processing, shipping returns and tracking for its users. The Company allows users (influencers, affiliates, small businesses, and publication companies) to have their own online CBD marketplace. Users pay a one-time sign-up fee of $99 to be an affiliate, or $199 for the professional package. Users receive 15% of all MSRP sold through their stores. There is no monthly fee for users to maintain their store.

Business Plan

The Company provides the opportunity for consumers to reach new retailers in its centralized marketplace. The consumer benefits by learning and shopping in a centralized marketplace that helps them find CBD products. The Company also aims to provide the software logistical support necessary for businesses to operate efficiently. The Company also provides dropship marketplace support for CBD brands. Finally, the Company offers education materials to help provide further insights for affiliates, small businesses, and other users to better understand their business.

History of the Business

The company was originally formed as Cannabiscope LLC on February 27, 2015. The Company later formed Green Valley Affiliates LLC on February 8, 2018 and converted to a corporation on August 27, 2019. Cannabiscope LLC and its intellectual property were purchased by Green Valley Affiliates Inc. on October 6, 2019 for $20.

The Company's Products and/or Services

Product / Service	Description	Current Market
Affiliate	A turnkey CBD marketplace with a preset catalog of products for affiliates to sell	Influencers, Celebrities, Individuals, Business Owners, Online Publications
Professional Marketplace	A turnkey CBD marketplace where the user can choose which products to sell from a catalog of dropship products.	Businesses or individuals looking to create a CBD store or purchase CBD products
Educational Content	Educational materials and content wheel to help provide further insights on CBD products	Affiliates, small businesses, consumers

We aim to empower users (affiliates, influencers, small businesses, publication companies) with a turnkey, SaaS - Software as a Service product. It's an out-of-the-box business solution that supplies users with tools necessary to own and operate an online CBD store. As a platform, the Company takes care of everything including supplying the product catalog, the shopping cart, payment processing, insurance, dropshipping logistics, product tracking, and affiliate tracking.

The Company aims to serve as an option for users who want to own an online CBD store. Potential customers are granted access to the product catalog without enduring the costs of purchasing inventory. For influencers, who already have an audience, they are given an affiliate link to their own custom Landing Page URL. This acts as their online store for promoting products they want when posting on social media. Individuals, bloggers, small business, and publication companies use an iFrame embed code, so that their shop lives on their personal website. This type of partnership is designed to create a revenue stream for users to sell products through the platform while earning commission from the sales made from their own online CBD stores.

Competition

The Company's primary competitors are CBD marketplaces like AlphaGreen, ChoiceCBD, Direct CBD Online, and GVB Biopharma. The Company believes that its model offers benefits for affiliates like dropshipping capabilities and its lack of website development costs, eCommerce buildout, payment processing, and more. Finally, the Company doesn't require affiliates to purchase inventory or manufacture its product, which it believes is an advantage over white label CBD companies. For a further discussion of the competitive landscape, please review Exhibit B.

Customer Base

The Company's primary customers include individuals and entities looking to establish a CBD business, including online influencers, celebrities, online publications, and event companies.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5177251	Cannabiscope	4000	August 18, 2015	April 4, 2017	United States

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state, and local laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2764 N Green Valley Parkway, Suite #345, Henderson, NV 89014.

The Company conducts business across the U.S.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	0.00%	$0	27.57%	$109,197.42
Research and Development	80.00%	$40,000	37.85%	$149,915.10
Affiliate Success	0.00%	$0	23.27%	$92,170.03
General Working Capital	15.00%	$7,500	6.31%	$24,985.85
Intermediary Fees	5.00%	$2,500	5.00%	$19,803.60
Total	**100.00%**	**$50,000**	**100.00%**	**$396,072**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Positions & Offices Held at the Company	Principal Occupation & Employment Responsibilities for the Past 3 Years	Employment Responsibilities	Education
David Schacter	Chief Executive Officer (2/27/2015 - present) President & Director (8/27/19 - present)	Creative Director, MJabroad (4/1/2014 - present)	David is the creative brains behind MJabroad. He shares stories, writes blogs, and provides insights into the cannabis industry.	B.S., University of Nevada at Reno; M.S., NYU
Paul Shockley	General Manager (1/1/2018 - present)	Co-founder and Chief Innovation Officer, The Guru Experience (6/1/2015 - 12/31/2018)	Paul manages teams of developers and creatives to construct new features and products.	B.A., University of Southern California
Beverly Katz	Secretary & Treasurer (8/27/19 - present)	Associate Professor, Missouri Valley College (2014-present)	Beverly is in charge of all company licenses and serves as a business advisor for legal and financials.	B.A., University of Michigan J.D., Detroit Law School

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding	6,074,523
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute, or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	Preferred Stock
Amount Authorized	5,000,000
Amount outstanding	0
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute, or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%

Type of security	Crowd Notes
Amount Issued	$138,928
Valuation Cap	$2,500,000
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Information	In the event of an Equity Financing of $1,000,000 or more, the Crowd Notes will convert into a number of shares of Standard Preferred Stock equal to the lower of: (A) the product of (1) one minus the Discount of 20%, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap of $2.5 million by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

In addition to the Crowd Note, the Company has the following debt outstanding:

Type of debt	Current Liability
Name of creditor	Benjamin Schacter
Amount Outstanding	$10,000
Interest Rate	0%
Payment Schedule	When funds are available
Other Material Terms	Loan to provide Company with capital

The Company has conducted the following prior Securities Offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note	138,928	$138,928	General corporate purposes	September 2019	Reg CF
Common Stock	90,909	$50,000	Research and Development and General Corporate Purposes	January 2021	Rule 4(a)(2)

Ownership

A majority of the Company is owned by David Schacter, his family, and Paul Shockley.
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
David Schacter	26.39%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

2019 Tax Return Information for Green Valley Affiliates Inc.:

Total Income	Taxable Income	Total Tax
$0	-$15,235	$0

Operations

The Company has sustained a net loss of ~$115,602 in 2020, compared to ~$27,493 in 2019. In 2020, the Company did not generate significant revenues as it was focused on developing its new set of product features and preparing to launch. It hopes to begin generating monthly recurring revenue in Q1 2021 through a soft-launch of its product to targeted audiences.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our product roadmap. The Offering proceeds will have a beneficial effect on our liquidity, as of March 2021, the Company had ~$16,600 in cash on hand.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Company is offering up to 396,072 Crowd Notes for up to $396,072.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 11, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $396,072.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Valuation Cap
$4,000,000

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction..

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount (which is 20%), and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap ($4 million) by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Beverly Katz and Benjamin Schacter
Relationship to the Company	Immediate family members
Total amount of money involved	$34,420.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	During the restructuring of the Company to a corporation, Green Valley Affiliates converted the debt into common stock on August 27, 2019. The holders of the debt received a combined 588,236 shares, or 9.68% of the Company's outstanding stock, in the conversion.
Description of the transaction	Loan

Related Person/Entity	Benjamin Schacter
Relationship to the Company	Immediate family member
Total amount of money involved	$10,000
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Capital
Description of the transaction	Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Schacter
_____
(Signature)

David Schacter
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Schacter
_____
(Signature)

David Schacter
_____
(Name)

Chief Executive Officer
_____
(Title)

06/10/21
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001

I, David Schacter, being the Chief Executive Officer of Green Valley Affiliates Inc., a Nevada corporation (the "Company"), hereby certify as of the date listed below that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019 and 2020, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the yar ending December 31, 2020, any tax return information of the Company included in this Form C/A reflects accurately the information that would be reported in such tax returns.

/s/David Schacter
_____
(Signature)

David Schacter
_____
(Name)

Chief Executive Officer
_____
(Title)

06/10/21
_____
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

EXHIBIT A
Financial Statements

GREEN VALLEY AFFILIATES, INC.

Reviewed Financial Statements For The Years Ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Green Valley Affiliates, Inc.
Eugene, OR

We have reviewed the accompanying financial statements of Green Valley Affiliates, Inc. (a corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 9, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GREEN VALLEY AFFILIATES, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
ASSETS		
Cash	$ 18,802	$ 137,923
Prepaid Expense	3,135	20,000
Deposits In Transit	280	-
TOTAL CURRENT ASSETS	22,217	157,923
NON-CURRENT ASSETS		
Intangible Assets	39,430	-
TOTAL ASSETS	61,647	157,923
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	900	-
Related Party Loan	10,000	36,575
TOTAL CURRENT LIABILITIES	10,900	36,575
NON-CURRENT LIABILITIES		
Convertible Note	138,928	138,928
TOTAL LIABILITIES	149,828	175,503
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 4,117,646 issued and outstanding at $0.0001 par value)	412	412
Additional Paid-in Capital	86,027	41,027
Retained Earnings (Deficit)	(174,621)	(59,019)
TOTAL SHAREHOLDERS' EQUITY	(88,182)	(17,580)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 61,647	$ 157,923

GREEN VALLEY AFFILIATES, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

	2020	2019
Operating Income		
Sales	$ 75	$ 3,125
Cost of Goods Sold	974	-
Gross Profit	(899)	3,125
Operating Expense		
Research and Development	85,800	-
Professional Services	14,525	14,371
General & Administrative	7,348	5,946
Advertisement	7,030	10,250
Equipment	-	51
	114,703	30,618
Net Income from Operations	(115,602)	(27,493)
Net Income	$ (115,602)	$ (27,493)

GREEN VALLEY AFFILIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

	2020	**2019**
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (115,602)	$ (27,493)
Change in Prepaid Expense	16,865	(20,000)
Change in Undeposited Funds	(280)	-
Change in Accounts Payable	900	-
Change in Deferred Revenue	-	(3,125)
Net Cash Flows From Operating Activities	(98,117)	(50,618)
Cash Flows From Investing Activities		
Development of Intangible Asset	(39,430)	-
Net Cash Flows From Investing Activities	(39,430)	-
Cash Flows From Financing Activities		
Proceeds from Issuance of Related Party Loan	10,000	43,241
Cash repayments of Related Party Loan	(36,575)	-
Proceeds from Issuance of Common Stock	45,000	-
Proceeds from Issuance of Convertible Note	-	138,928
Net Cash Flows From Financing Activities	18,425	182,169
Cash at Beginning of Period	137,923	6,372
Net Increase (Decrease) In Cash	(119,122)	131,551
Cash at End of Period	$ 18,802	$ 137,923

GREEN VALLEY AFFILIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock Number	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2018	3,529,410	353	-	(31,526)	$ (31,173)
Issuance of Stock	588,236	59	41,027		41,086
Net Income				(27,493)	(27,493)
Balance at December 31, 2019	4,117,646	412	41,027	$ (59,019)	$ (17,580)
Issuance of Stock	-	-	45,000		45,000
Net Income				(115,602)	(115,602)
Balance at December 31, 2020	4,117,646	$ 412	$ 86,027	$ (174,621)	$ (88,182)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Green Valley Affiliates, Inc. ("the Company") is a corporation organized under the laws of Nevada. The Company operates as a software for service menu platform that helps businesses in the cannabis space educate consumers and sell products in-store and online.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained net operating losses of $115,602 and 27,493 in 2020 and 2019 respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 9, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with the dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of web-based marketing application the company is currently developing and will be tested for impairment in following years.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Revenue has decreased in recent years due to management's concentrating their attention to development of the platform mentioned in the Intangible Asset paragraph above.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

<u>Income Taxes</u>

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to modified business tax filing requirements in the State of Nevada.

<u>Recently Adopted Accounting Pronouncements</u>

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the company issued a note payable to a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Note"). The note does not accrue interest and is payable at a future date to be determined by management.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- EQUITY

Under the Company's original articles of incorporation currently in effect, the Company authorized 10,000,000 shares of $0.0001 par value Common Stock.

The Company currently has one classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 9, 2021, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



MICROVENTURES

Company: Green Valley Affiliates Inc.

Market: SaaS, CBD

Product: e-commerce affiliate platform for CBD brands, consumers, and entrepreneurs



CANNABISCOPE™
CANNABIS MICRO-COMMERCE PLATFORM

Company Highlights

- Raised ~$138,000 in a MicroVentures equity crowdfunding raise in Q4 2019
- Offers 25+ CBD brands and 220+ products on its consumer marketplace[i]
- Entered into a non-binding, letter of intent (LOI) with Athletes for Care to expand the company's potential go-to-market partners
- Received $50,000 in equity investment from Grove Capital in January 2021

EXECUTIVE SNAPSHOT

Green Valley Affiliates Inc. has developed a suite of CBD e-commerce products designed to connect all stakeholders in the CBD industry. The company previously raised on the MicroVentures platform using the Cannabiscope branding and, while still operating the eponymous Cannabiscope wheel, has expanded its product suite to include products that leverage the Cannabiscope technology, with newer product offerings including a consumer marketplace for brand discovery, a platform for CBD brands to find new potential customers, and a software income engine for affiliates to launch CBD brands to better connect with their followers.

Since raising on the MicroVentures platform in Q4 2019, the company has set up much of the back-end content management system infrastructure to support this affiliate program through payment licenses, dropshipping networks, system integrations, and more to onboard potential influencers, athletes, or celebrities in 2021. The company has spent much of this time in development to begin its go-to-market motions this year, with the aim of scaling its revenue generation.



PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.



- **$1,000:** Get $100 reimbursement on a one-time purchase you make through the wheel
- **$2,000:** Access to your very own CBD Marketplace ahead of the Q4 2021 launch
- **$5,000:** Your very own CBD Marketplace and full access to Green Valley University when it launches, where you will learn intuitive ways of driving sales and growing your very own industry-related following
- **$10,000:** Your very own CBD Marketplace, full access to Green Valley University when it launches, and three hours of live one-on-one coaching from the Green Valley team to get you ready to succeed
- **$20,000:** Full setup and integration of your very own CBD Brand through our e-commerce platform. Now your products can be sold by any of our affiliates on the platform. (You must be able to handle shipping products as a dropshipper.)

COMPANY SUMMARY

Opportunity

The consumer wellness industry is expected to expand rapidly between 2019 and 2024, with forecasted growth of almost $1.3 trillion.[ii] Consumers are increasingly incorporating wellness values into their lives in unique, intentional ways as more of consumers' behavior is being driven by the pursuit of activities that promote physical and mental well-being.[iii] Cannabis and CBD-infused products are one such market segment that many industry experts are pointing to as having the potential to be widely adopted by wellness-focused consumers. [iv]

In 2018, the U.S. Farm Bill removed hemp (from which cannabidiol [CBD] is derived) from the definition of "marijuana" in the Controlled Substances Act, facilitating legal cultivation of hemp as an agricultural product..[v] According to a 2018 article in the Harvard Health Blog, CBD is commonly used to address various health issues, including anxiety, insomnia, and chronic pain.[vi] Due to an increase in consumer interest, companies began bringing CBD-based products, such as CBD-infused oils and drops, to market to meet growing demand.[vii]

Green Valley Affiliates Inc is building a software platform to help all stakeholders in the CBD e-commerce market to be better educated, run their businesses more efficiently, and discover new products. The company, also known as Cannabiscope to consumers and MicroVentures investors, expanded its software and technology in 2020 in hopes of addressing challenges for all interested industry players. Now, the company aims to serve as a discovery engine for consumers to find new products, a growth engine for brands to access new consumer distribution, and an affiliate income engine for influencers or other individuals who are interested in an entrepreneurial endeavor in CBD and cannabis to expand their income streams and better serve their followings.

Remainder of page left intentionally blank.



Product

Green Valley Affliates is designing its platform and products to empower all stakeholders, consumers, brands, and affiliates, in the CBD and cannabis e-commerce ecosystem. All of the company's products are powered by its Cannabiscope technology.



Affiliates

Green Valley Affliates has developed a business-in-a-box e-commerce CBD platform powered by Cannabiscope technology for influencers, individuals, and affiliates. The company has built this product to help these individuals gain an additional income engine and launch a CBD online business. The company provides the e-commerce platform and dropship integrations for the products an affiliate wishes to sell. The affiliate then inserts a provided i-frame – a component of an HTML element that enables one to embed documents, videos, and interactive media within a page – into their website or blog. Then, they can sell directly to their network. Affiliates are provided with the following features to help them grow their CBD business:

- Banking and payment processing
- Sourced CBD products
- Shipping and return logistics
- Liability insurance
- Sales collateral
- Affiliate support






Additionally, the company has developed Green Valley University, an education product to help provide informative content around CBD and building a business in the space. The first course in Green Valley University is for affiliate marketers and is designed to educate affiliates on how to drive sales and grow their followings.

Consumers

Consumers can visit Green Valley Affliates's online marketplace, Green Valley Market, to discover new CBD brands and products. This discovery engine leverages the company's Cannabiscope Interactive Wheel as an educational tool and virtual menu. The Wheel allows consumers to search for CBD products based on physical and mental effects, flavor, aroma, and remedy. Users can first choose high-level descriptions, including physical or mental, aroma, or taste. They can then drill down into more specific options, including effects like sleepiness, pain, relaxer, nausea, focus, euphoric, and more. Users can then view a list of product options that match their specifications.





PRODUCT TYPE
NAME
VIEW
WHEEL
LIST
TILES
Go Back
SKIN IRRITATION
CALMING
CHILL
ENERGETIC
EUPHORIC
FOCUS
RELAXER
RELIEF
SEDATIVE
GREEN VALLEY
MARKET
Wheel Home
Experience

PRODUCT TYPE
NAME
VIEW
WHEEL
LIST
TILES
Go Back
PET TREATS
PET BALMS
PET CHEWS
PET EQUINE
PET OILS
PET SALVES
PET TINCTURES
GREEN VALLEY
MARKET
Wheel Home
Product Type
Pet

Brands

Finally, the company's marketplace, Green Valley Market, serves as a potential growth engine for CBD brands looking to increase their consumer exposure.





GREEN VALLEY
CALMING
CBD OIL -
900MG - PET
TINCTURE

Use of Proceeds





Use of Proceeds: Minimum Raised ($50k)
$7,500
Intermediary Fees
R&D
General Working Capital

Use of Proceeds: Maximum Raised ($396K)
$24,985.85
$19,803.60
$92,170.03
Intermediary Fees
Marketing
R&D
Affliate Success
General Working Capital

General Working Capital	Affiliate Success	General Marketing
The company plans to allocate proceeds towards the general working capital needs of the business.	Cannabiscope intends to invest in an affiliate success program to help the company reach more individuals who are looking to start and scale a CBD e-commerce business. This includes sales collateral, Green Valley University educational content, and much more.	General marketing funds will be used to market Cannabiscope products in the hopes of attracting additional customers.



Intermediary Fees	Research & Development
The company has earmarked a portion of funds from this raise toward intermediary fees from the campaign.	The company intends to use a percentage of funds toward research and development of future product features and new lines of business.

Product Roadmap

The company has multiple product milestones it hopes to achieve this year to help scale its platform and reach additional consumers.

2021		
Q2	Q3	Q4
• Integrate directly with additional brands and dropshippers with the goal of increasing profit margins • Launch initial celebrity cohort of affiliates that utilize the Green Valley platform	• Build out affiliate sales collateral materials	• Launch the business-to-consumer platform

Business Model

Green Valley Affiliates Inc.'s intends to generate revenue primarily through receipt of a percentage of overall transaction volume. An illustrative $100 CBD product sale would break down as follows:



FINANCIAL BREAKDOWN
$100 CBD Sale
Drop Shipper
Drop Shipper houses product, ships product and takes on all the risk.
$70
Green Valley
Green Valley takes 15% and covers 5% High-Risk Merchant Transaction fee
$15
User
User receives 15% for making the sale and can earn bonuses for hitting high sales volumes.
$15
+ Bonuses



Future revenue streams include expanding its product offering beyond CBD stores (i.e., CBN, THC, etc.), as well as through unique data offerings based on point-of-sale integrations and insights derived from the consumer marketplace. The company is looking to create direct integrations with brands' dropship warehouses to increase the profit on every sale made on the platform.

USER TRACTION

In 2020, Green Valley Affliates was predominantly focused on building out its e-commerce platform through front and back-end development, logistics, and system integrations. It also built out its compliance and payments infrastructure to accept card payments for CBD products. From 2020 and into 2021, it has been focused on powering its go-to-market motion. Most notably, this has led to the company securing partnerships with:

Athletes for Care

In March 2021, the company entered into a non-binding letter of intent with Athletes for Care that would provide technology services to Athletes for Care ambassadors and members. Athletes for Care is a nonprofit that is designed to help athletes find support, opportunity, and purpose after their career in sports, by leveraging the influence gained in their sports career. By forging this partnership, the company hopes to integrate itself with the athletic community and individuals that are looking to create turnkey CBD product offerings.



NUGL

NUGL is an online cannabis industry service that is designed to serve as a search engine for consumers. By utilizing NUGL, consumers can search across related dispensaries, products, events, and content. The Cannabiscope wheel product is embedded on NUGL's website and enables consumers to utilize the wheel to search among experience, aroma, and product type.





Frank Shamrock

Mixed martial artist Frank Shamrock is a company advisor, shareholder, and partner. He joined the team to help drive marketing efforts, particularly in relation to affiliate outreach (i.e., influencers, celebrities, etc.). Shamrock was one of the best UFC fighters ever at the time of his retirement.[viii]



In addition to the partnerships, the company also has soft-launched its consumer marketplace with a catalog of 220+ products from more than 25 CBD brands, including:[ix]

     

      

HISTORICAL FINANCIALS

From 2019 to February 2021, the company did not generate significant revenue, as it was focused on building out its product capabilities. In 2018, the company signed two paid pilot programs for one year of service and generated $12,375 in revenue.

Through February 2021, the company has incurred $14,990 in total expenses. In 2020, the company incurred operating expenses of about $114,000. The largest expenditure was toward research and development for building out its content management software platform. In 2019, the company spent only ~$30,000 in expenses. Nearly all of the spending increase in 2020 can be attributed to the company allocating more capital towards research and development.





A breakdown of expenses from 2020 is as follows:



A breakdown of expenses from 2019 is as follows:





A breakdown of expenses from 2018 is as follows:



Through February 2021, the company has incurred a net loss of about $13,750. In 2020, the company sustained a net loss of $115,602, compared to a net loss of $27,493 in 2019. The higher loss can be explained by increased research and development expenditures and a lack of revenue generation. The company aims to ramp up its go-to-market and begin generating more consistent revenues throughout 2021. In 2018, the company generated a net loss of $18,491. In 2020, the company had an average burn rate of about $11,462 per month. However, its operating burn was lower at about $8,176, and the company projects that it can continue to operate with low burn throughout the campaign. As of March 2021, the company had ~$16,000 in cash assets.





Net Income
$-
$(5,000)
$(10,000)
$(15,000)
$(20,000)
$(25,000)
$(30,000)
$(35,000)
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021 (Thru Feb)

INDUSTRY AND MARKET ANALYSIS

CBD and Cannabis

Market Data Forecast found that the global cannabidiol (CBD) market was valued at about $9.3 billion in 2020 and project it a compound annual growth rate (CAGR) of 22.2% from 2020 to 2025. The market is evolving quickly due to its expansive application areas like food, beauty, and pharmaceutical. Consumers are utilizing CBD products in a myriad of ways; however, health and wellness are two of the main goals of individuals who take CBD-infused products.[x]

In 2018, the U.S. Farm Bill designated hemp as an agricultural crop and made it legal to farm nationwide.[xi] Increasing consumer interest in hemp and CBD is driving new market entrants to fill shelves with hemp-derived products to meet the growing demand in an evolving regulatory environment.[xii] Hemp and marijuana are derived from different varieties of the Cannabis sativa species. Marijuana is grown by selectively breeding for high concentrations of the psychoactive tetrahydrocannabinol (THC), whereas hemp is cultivated for high concentrations of cannabidiol (CBD). According to the Farm Bill, hemp is legal provided that it contains no more than 0.3% THC.[xiii] According to a 2018 article in the Harvard Health Blog, CBD is commonly used to address health issues such as anxiety, insomnia, and chronic pain. The author notes that strongest scientific evidence for CBD's treatment of health issues is its effectiveness in fighting childhood epilepsy syndromes such as Dravet syndrome and Lennox-Gastaut syndrome (LGS).[xiv]

Retail Technology

Although the Farm Bill changed the federal government's position on hemp farming and the production of CBD oils, individual states have not responded in-kind, and the debate on the substance's legality is still murky. In testimony before Congress, former FDA commissioner Scott Gottlieb suggested that potent CBD products be regulated as a pharmaceutical product requiring FDA approval, while low-dose products continue to be allowed to stay on the shelves of CBD merchants.[xv] Currently, the FDA maintains that it is a prohibited act to introduce into



interstate commerce any food to which CBD or THC has been added and that both CBD and THC are excluded from the definition of "dietary supplement" and cannot be marketed or sold as such.[xvi]

The ability to leverage consumer data may provide cannabis enterprises with an edge over industry competitors. According to a 2018 Deloitte study, retailers who are capable of protecting and analyzing consumer data may be "well positioned to achieve a competitive advantage." The consulting firm also notes that, similar to traditional retail verticals, for the retail cannabis industry to succeed, it must derive insights from customer information and analytics and deliver a superior customer experience. Cannabis consumers are also demanding that the data collected by online retailers be kept private and managed by trustworthy systems. Deloitte found that 22% of respondents—the highest percentage in the survey—stated that features tied to privacy protection and data security were the most important feature when choosing an e-commerce cannabis retailer.[xvii]

Venture Capital Financings

Highlights from venture capital financings in cannabis companies from 2010 to 2020 include: [xviii]

- Capital invested reached a 10-year high in 2019 with $3.41 billion invested during the year, a 110% increase from 2018.
- Deal counts also peaked in 2019, with 444 total deals.
- From 2010-2020, there was more than $7.87 billion invested in cannabis companies across 1,658 total deals.







COMPETITORS

AlphaGreen: Founded in 2019, AlphaGreen is a CBD e-commerce marketplace that aims to provide an educational experience to consumers looking to purchase CBD products. Consumers can purchase CBD from a host of brands, like Cubid CBD, Dr. Ed, Dragonfly CBD, Drink 420, and others. The company offers CBD edibles, topicals, oil, and more. While AlphaGreen is based in London, consumers can order it internationally.[xix] In addition to its consumer marketplace, AlphaGreen has a wholesale marketplace for business-to-business sales that features an analytics suite for wholesalers to manage consumer trends.



CBD Choice: Southern California-based CBD Choice offers consumers a wide variety of CBD products to purchase online. Consumers can browse oils, edibles, topicals, vapes, drinks, concentrates, pills, and even pet products through the CBD Choice e-commerce store. Currently, the company offers products from more than 25 brands.[xx] In addition to the company's consumer marketplace, it also offers an affiliate program that enables affiliate individuals to earn 25% on every sale they refer.[xxi]



Direct CBD Online: Founded in 2018, Direct CBD Online provides an online platform for consumers to purchase CBD products. The company's section includes CBD oils, edibles, creams, beverages, and more from 100+ brands.[xxii] The Charlotte-based company also provides educational content like a podcast, which brings on special guests to discuss topics within the CBD industry. Direct CBD Online also has a wholesale marketplace for businesses to access CBD brands and products. It also has an affiliate program, where individuals can earn a 10% commission rate on products they sell.[xxiii]

GVB Biopharma: GVB Biopharma is an Oregon-based company offering hemp services in cultivation, research, development, and marketing for suppliers, customers, and consumers. Primarily, the business offers two products: bulk ingredients for purchase and white-label services. GVB provides white-label products like tinctures, balms, creams, lotions, and other things for brands looking to leverage the company's raw materials. The company, which was founded in 2016, currently employs 150 individuals.[xxiv]



EXECUTIVE TEAM

David Schacter, Co-founder & CEO: Dave Schacter's education in business, combined with his interest in cannabis, led to the creation of Green Valley Market. Schacter has over five years of experience working in the cannabis tech space, starting with research in Israel. Schacter graduated with a B.S. in International Business from the University of Nevada at Reno and a M.S. in Management from NYU Poly.

Confidential Executive Summary Page 13





Paul Shockley, COO: As a serial entrepreneur, Paul Shockley has over 10 years of startup experience from six different companies. Prior to Cannabiscope, Shockley co-founded and served as the Chief Innovation Officer at the Guru Experience, a VC-backed startup that provided museums, zoos, and aquariums with a SaaS platform to make the experience better for visitors. Previously, Shockley also co-founded Anacom Media and Inside Panama Real Estate and held various roles at several other startups. Shockley graduated with a B.A. from the University of Southern California.

PAST FINANCING

To date, Green Valley Affliates has raised nearly $190,000 across two funding rounds. Most recently, it raised $50,000 from Grove Capital, with the investor purchasing common stock for $0.55 per share. Funding has gone towards product development, research and development, and general administrative functions of the business.

Round	Date	Type of Security	Amount	Price Per Share	Discount Rate	Valuation (Cap)
Seed	Jan-21	Common Stock	$50k	$0.55	N/A	$3.3 million
Pre-Seed	Dec-19	Crowd Note	$138k	N/A	20%	$2.5 million

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $50,000 Max: $396,072
Valuation Cap: $4 million
Discount Rate: 20%
Conversion Provisions: In connection with an equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $4 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

True Activist: Awesome: This Interactive 'Wheel' Helps Find The Perfect Cannabis Strain For You
CashInBis: 10 Essential Technologies For Cannabis Dispensary Owners
ISRAEL21c: Israel medical cannabis opportunities for investors
MJBulls Media: Raising Cannabis Capital: Cannabiscope

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement


investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and



- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://gvmarket.biz/catalog/

[ii] https://www.businesswire.com/news/home/20200211005646/en/Global-Health-Wellness-Market-2020-2024-Increasing-Incidences

[iii] https://www.fastcompany.com/90247896/these-10-market-trends-turned-wellness-into-a-4-2-trillion-global-industry

[iv] https://born2invest.com/articles/cannabis-companies-130b-wellness-market/

[v] https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

[vi] https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

[vii] https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

[viii] https://www.bloodyelbow.com/2010/7/13/1567110/the-kingpin-the-best-fighters-in

[ix] https://gvmarket.biz/catalog/

[x] https://www.marketdataforecast.com/market-reports/CBD-oil-market

[xi] https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

[xii] https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

[xiii] http://fortune.com/2018/12/21/hemp-federal-farm-bill/

[xiv] https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

[xv] https://www.politico.com/story/2019/05/31/states-hemp-oil-market-1460113

[xvi] https://www.fda.gov/media/131878/download

[xvii] https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/consulting/ca-cannabis-2018-report-en.PDF

[xviii] Pitchbook Data, Inc.; Downloaded on February 27, 2021

[xix] https://alphagreen.io/

[xx] https://cbdchoice.com/

[xxi] https://cbdchoice.com/affiliate-page/

[xxii] https://www.directcbdonline.com/shop/

[xxiii] https://signup.cj.com/member/signup/publisher/?cid=5528997#/branded

[xxiv] https://www.gvbbiopharma.com/about/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Green Valley Affiliates Inc.
2764 N Green Valley Parkway, Suite #345
Henderson, NV 89014

Ladies and Gentlemen:

The undersigned understands that Green Valley Affiliates Inc. , a corporation organized under the laws of Nevada (the "Company"), is offering up to $396,072 in principal amount of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C/A dated June 10, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on October 11, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Nevada, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**

   i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) **Information Concerning the Company.**

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.** The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this

Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	2764 N Green Valley Parkway, Suite #345 Henderson, NV 89014 Attention: David Schacher
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [number of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Green Valley Affiliates Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

Green Valley Affiliates Inc.

CROWD NOTE

FOR VALUE RECEIVED, Green Valley Affiliates Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is October 11, 2021.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000

i. **"Maximum Raise Amount"** shall mean $396,072 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Nevada as applied to other instruments made by Nevada residents to be performed entirely within the state of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E
Pitch Deck



CANNABISCOPE™
CANNABIS MICRO-COMMERCE PLATFORM

More than a CBD e-commerce solution...
an affiliate platform for everyone!



POWERED BY **CANNABISCOPE**

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Consumers are proving that CBD is not just recreational

We believe CBD is changing how people **take care of themselves**.

The CBD sector has **grown significantly**[1] since the

legalization[2] of hemp production in the U.S



- 1: https://www.statista.com/statistics/760498/total-us-cbd-sales/
- 2: **More Act of 2020:** https://www.congress.gov/bill/116th-congress/house-bill/3884
- 2: **Hemp Farming Act of 2018**: https://www.congress.gov/bill/115th-congress/house-bill/5485
- 2: **Secure and Fair Enforcement Banking Act of 2019:** https://www.congress.gov/bill/116th-congress/house-bill/1595?q=%7B%22search%22%3A%5B%22SAFE+Banking+Act%22%5D%7D

CBD Market Opportunity



2019 CBD Global Market
$21 Billion[3]

2019 CBD US Market
$5 Billion[2]

5% of
Total American CBD
Market by 2022
$250 Million[1]

E-commerce Growth in 2020[4]



US E-Commerce Sales as a Percent of Total Quarterly Retail Sales

Adjusted   Not Adjusted

Sources:

· 1: https://www.prnewswire.com/news-releases/north-america-hemp-derived-cannabidiol-cbd-markets-to-2027---increasing-use-of-cbd-infused-products-in-personal-care--cosmetics-along-with-other-products-301212480.html
· 2. https://www.marketdataforecast.com/market-reports/north-america-cbd-oil-market
· 3. https://www.marketdataforecast.com/market-reports/CBD-oil-market

Sources:

· https://www.census.gov/retail/mrts/www/data/pdf/ec_current.pdf

Problem:
We believe the online CBD Industry is fragmented

CBD Brands

CHALLENGES

- Crowded Space
- Restricted Marketing
- High Barrier of Entry

Affiliates/ Influencers

CHALLENGES

- Lack of Education
- Reputation Risk
- Confusing Offers & Brands

Consumers

CHALLENGES

- Uneducated about CBD
- Not sure what to buy
- Skeptical of product

Our Solution:
Opportunity Engine

Our **disruptive technology** is designed to solve the many challenges we see facing the CBD industry. Our affiliate platform and training are designed to create evergrowing marketplaces while reaching entirely untapped markets of CBD consumers.

- A **Discovery Engine** for Consumers A
- **Growth Engine** for Brands
- An **Income Engine** for Affiliates and Influencers























$53.00
$5.00
$0.00

grn

Allo™
A LIFE LESS ORDINARY

Select

CBD LIVING

Select
PETS
CBD
paw cbd
CBD BALM
500 mg
CBD
70% DARK CHOCOLATE
KAT'S
JUSTCBD
SKIN SERUM

Cannabiscope is designed to empower all the players in CBD E-Commerce:

CBD Brands:

- Get discovered
- Grow their revenue
- Raise their profile with association

Consumers:

- Learn about CBD
- Discover products and brands
- Get personalized recommendations

Influencers, Individuals, Affiliates:

- Start a business
- Better "serve" their audience
- Reduce risk, cost, complexity



 **GREEN VALLEY** UNIVERSITY  **EVERGREEN PROFITS**

It is not enough to provide affiliates an online store. Users must be educated on how to drive sales and grow their following.

Green Valley University provides on-demand training made up of educational videos and live coaching.

EverGreen Profits are coaches in the affiliate marketing space and have created affiliate marketers through their training courses, memberships, and podcast. They have advised and partnered with digital marketing, software, and affiliate companies. We are very excited that they will be creating our Green Valley Education to empower our users' success.



FINANCIAL BREAKDOWN



Illustrative $100 CBD Sale

  



Drop Shipper

Drop Shipper houses product, ships product, and takes on all the risk.

$70



Green Valley Affiliates

We take 15% and cover a 5% High-Risk Merchant Transaction fee

$15



User

User receives 15% for making the sale and can earn bonuses for hitting high sales volumes.

$15
+ Potential Bonuses

HOW IT WORKS







STEP 1

Cannabiscope provides the
E-commerce platform + Drop Ship
integrations for products.

STEP 2

User inserts Cannabiscope's I-
Frame into their website or
blog.

STEP 3

User sells directly to their network
— followers, customers, friends and
family.

Traction in 2020: A Solid Foundation



E-COMMERCE PLATFORM

A. **Front End:** WHEEL, menu, product pages, and shopping cart

B. **Back End:** Control dashboard, product catalog, payment processing

C. **Logistics:** Order and delivery status via US Postal Service

D. **System Integrations**



BANKING

A. **Compliance:** CBD product catalog

B. **Licensees:** CBD online stores accept credit and debit cards, powered by Green Valley



PARTNERSHIPS

A. **Dropship Partners**

B. **Affiliate Networks:** Access to their pool of influencers

C. **Publication Company:** Cannabiscope wheel featured on NUGL

GO-TO-MARKET STRATEGY: DRIVING REVENUE







Frank Shamrock: Advisor and ambassador who will manage a potential group of celebrity influencers to drive sales and revenue in 2021.

Frank Shamrock executed a similar approach the coconut water brand, Zico, which helped sell the brand to Coca-Cola.[1] He was the lead associate for Strikeforce, which sold for $40 million.[2]



NUGL is an online industry publication that uses the Cannabiscope wheel to power their consumer search

1. https://mikemahler.com/podcast/episode-176-mma-legend-frank-shamrock-on-mma-strength-training-the-shamrock-way-to-help-troubled-youth-overcoming-abuse-to-help-others
2. https://share.transistor.fm/s/e7aacedd



MILESTONES FOR 2021

Q2

Integrations directly with brands & dropshippers with the goal of increasing profit margins

Launch initial celebrity cohort of affiliates that utilize the Cannabiscope platform

Q3

Build out affiliate sales collateral materials

Q4

B2C Market Launch

2021

Use of Funds

Crowd Note



POTENTIAL FUTURE REVENUE STREAMS

Expanded Product Offerings



CBG + CBN + THC + ???

CBD

Data Monetization



Every New Marketplace = Massive
Amounts of Consumer Data

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

[Text/Logo overlay: Cannabiscope[TM] Cannabis Micro-Commerce Platform. An Affiliate Platform for Everyone]

David:

The CBD industry is growing at a rapid rate and is expected to hit $20 billion by 2024[3]. Cannabidiol, or CBD, products are becoming widely available and increasingly popular as consumer health products[1]. A 2019 nationally representative Consumer Reports survey estimated nearly 64 million Americans have tried CBD products[2], while High Yield Insights indicates roughly 40% of U.S. adults indicated a willingness to explore CBD under the right conditions[5].

[Text overlay: $20,000,000 in 2024]

[Text overlay: 64,000,000 Americans Have Tried CBD]

[Text overlay: 40% of US Adults Want To Try CBD]

[Text overlay: David Schacter, CEO Cannabiscope]

We believe the industry is highly fragmented and there is no go-to name that consumers can trust[6]. If you are looking to start your own online CBD business, it could potentially take months of work and a lot of upfront capital to get started. We wanted to make it easier for CBD entrepreneurs and brands to get discovered, and at the same time educate consumers about the products with an interactive and seamless purchasing process.

Green Valley Market is a 'business in a box' engineered to help anyone to instantly start their own online CBD marketplace. It comes with a catalog of popular products, a custom menu page, the payment processor, logistics, drop shipping, affiliate tracking, and more! It's a turnkey online store. It's for celebrities, athletes, influencers, for soccer moms, yoga studios, and martial arts dojos. It's for bloggers, publications and media companies too. This system is for EVERYONE! We believe the key to creating growth for online sales and reaching untapped markets is through authentic and trusted sources; and that is done with influencers and word of mouth marketing.

Marvin:

The 2018 Farm Bill legalized hemp production in the United States[4] and we believe this type of legislation is a steppingstone towards an ever expanding policy that will provide even more opportunity for consumer products. Hopefully it leads the marketplace to more plant-based cannabinoid products like CBG, CBN, THC and others. As an entrepreneur who helped build a CBD brand, Isodiol, I can assure you that it takes months of hard work and a lot of money before starting to sell your own CBD products. I personally recommend Green Valley Market as a business solution for anyone who wants to get involved in the cannabis industry.

[Text overlay: 2018 Farm Bill]

[Text overlay: Marvin Washington, Director of Entrepreneurship, Former NFL Superbowl Champion]

[Text overlay: CBG, CBN THC and More!]

[Text overlay: Your Own CBD Business… Without Any of the Hassel]

Frank:
We believe this is a perfect solution for anyone who has a following and wants to monetize their reach without aligning themselves with one brand or risking the investment and hassle of white-labeling products.

[Text overlay: Frank Shamrock, Director of Revenue, Former UFC Champion]

The barriers of entry have been removed with this turnkey e-commerce store. In fact, they have made it so simple, it is possible for anyone to operate their own store from a smartphone. Everyone has complete control of their own store but doesn't waste the time and energy in building their own brand; we take care of all of that. Green Valley members just need to drive traffic and share the products they like on social media. With our drop-ship platform, whenever you make a sale, all orders are automatically sent from the warehouses directly to the customers. We are executing a strategic market launch with high profile celebrities via relationships with Athletes For Care.

The goal is to prove the Green Valley concept by increasing revenue and driving sales through the platform. For example, we currently support the CBD purchasing process on NUGL.com powered by Green Valley Market's interactive wheel. Please, try ordering from the catalog and use the discovery wheel for yourself and a quality product will be delivered to your front door.

David:
It is our goal to use this capital to build towards even greater endeavors. This next round of funding will be used for direct integrations with major brand, dropship warehouses. We anticipate that this could improve our profits 20-40% per sale and facilitate access to some of the hottest products in the market. We plan to position the platform to grow at a massive scale by improving the UX of the personalized shopping experience and automating our affiliate payout system. We are building Green Valley University to train our partners on how to succeed and provide the marketing materials needed to connect with their audiences. It's an honor to be back in front of the MicroVentures community. Come and join us and become a part of this amazing story by supporting our campaign.
[Text overlay: Direct Integrations, 20% to 40% Increase in Profits.]

[Text overlay: Improve UX, Automate Affiliate Payouts]

[Text overlay: Join us Today!]

Sources:

1) https://www.globenewswire.com/news-release/2020/10/09/2106111/0/en/Global-CBD-Oil-CBD-Consumer-Health-Market-2020-Market-Size-is-Expected-to-Reach-USD-123-2-Billion-by-2027.html
2) https://www.consumerreports.org/cbd/cbd-goes-mainstream/
3) https://bdsa.com/u-s-cbd-market-anticipated-to-reach-20-billion-in-sales-by-2024/
4) https://www.natlawreview.com/article/2018-farm-bill-legalizes-hemp-obstacles-to-sale-cbd-products-remain
5) https://www.cannabisbusinesstimes.com/article/40-percent-of-adults-interested-in-trying-cbd/
6) https://www.theguardian.com/business/2021/feb/16/medicinal-cannabis-firm-buoyed-by-london-stock-market-debut

BACKEND Tour - https://www.youtube.com/watch?v=yUgxP5AU-tw&t=5s&ab_channel=CannabiScope

Hi everyone, this is Paul. I'm one of the co-founders of Green Valley Market and I wanted to walk you through what a customer experience is like on one of our marketplaces. So here you're seeing the main gateway to our platform.

This is a landing page. We give every user this and you can just drive traffic here if you like and we give customers a couple ways to find products. So, we have a tile view where you can see little photos, you can just look at a list and then our favorite way for people to shop is the wheel. In list, it's kind of easy to find things by a name, so if I look for "Papa Barkley", it's easy for me to find all that. If we go to the tile view, I like to use "select a type of product".

Let's look at cosmetics. We have all these cosmetics pop up so there's a couple different ways for you to shop for products and discover and then if we use the wheel, this is kind of a fun and interesting way to learn and shop at the same time. So, let's go into "product type", "pet", "pet chews". Then, if you see here in the middle, you can go back one if you click the middle of the wheel.

Let's go to "pet chews". I like "bacon canine" and this brings us to the product page. So, the product page is kind of everything you'd expect; pictures of the product, prices, description, a couple of the attributes, and then something very important for us as a company: the certificate of analysis. This lets people know exactly what they're putting in their bodies, what's in the product and so all of our products will have this so that you [are] sure you know what you're buying.

So, let's go up here really quick, I'm [going to] make a purchase. So, you can see the checkout, I have two here, so I can take this down to one, proceed to the checkout, and so this is my cart, this is everything I'm going to buy. Proceed here, I'm just going to fill this out really quick.

All right. So then, now we're at the page where we're going to get a sum of everything that is getting charged so we can find out what state the customer is from and we apply the proper tax and then there's a small CBD processing fee and you get your total. You'll proceed to checkout, and this is basically the summary of your order.

So where is it going, who'd you buy it from and then, what are you buying and then you go to pay and as you would expect, you get brought to this page which is where you'll put in your information and in two to three days the product will show up in the mail. So, I encourage everybody to try this for themselves.

Alright everyone. So now that you know what it's like to go shopping on our platform, we'd like to show you two things that we provide every user who uses our platform. So, what you're looking at right here, this is actually the landing page that everybody will get when you sign up with us. So, if you don't have your own website, that's totally fine. We give you a landing page like this with your own unique URL. So, this is Frank Shamrock's right here, he's even got his logo in the middle because he's a professional account. And so you can just drive traffic here to this landing page, and this can be your marketplace.

Now there's also another way that's a little more exciting if you like if you do have a website. So, this is our proof of concept; Green Valley Market marketplace and as you can see, it's a whole website and then you get the same experience in an iframe and this iframe can be dropped in any WordPress website and it functions just like you saw on the landing page and this is a really cool way to make a more immersive experience and kind of make your marketplace really pop.

So here, these will go to link to specific product pages. You can do "featured brands", you can have a lot of fun with kind of the way you use the platform, but we wanted to show everyone that you can either just use your landing page or if you want, you can embed the iframe in an existing website and really drive a lot of traffic in creative ways.

Now let's talk about what it's like to actually be a user and run your own marketplace. So, when you sign up with us, we're going to give you a username and a password to log into your own content management system, which will allow you to run your entire marketplace.

So here, we're going to login, we're using Frank Shamrock's, who's a partner in the company, and what you're going to land on here is your "main dashboard" and so what we're looking at right now, is a professional account and I'd like to highlight this because the professional's the more complex of the two accounts.

And if you're over here in this dashboard, if you're an affiliate you're not going to have access to any of the products. As an affiliate, we simply just give you a set marketplace and you go and sell and so, the "amount owed affiliates" and "success report", this is everything to do with professional, but everything else is the same.

So, let's dive in. So, this dashboard is kind of the way that you can really get a great snapshot of your marketplace. Let's go. You can organize it by time period. Let's go, all just to kind of show you how things are going and so up here, this lets you know how many orders you had, total number of products sold, number of new customers - this week we haven't had any new ones - your total sales, what's the average per order, the total earned by you as an individual, and the total owed by you by Green Valley Market.

So, we haven't paid Frank out yet, he's new to the marketplace, but this is letting you know how much money you're owed and how much you've earned.

These little areas are actually really fun. This is letting you know, what are your customers really interested in. So, we see that Frank's marketplace, "relief relaxer and calming" are something that his customers are looking for. So, he can start to talk about that, what are the most popular product types.

Oh, "pet topical and "edible". So, he knows that a lot of people are looking at pet products, so he can start to talk about that and then we have our most popular products here.

So then let's look around here to this dashboard on the left. So, this is his logo. You can go in here to the profile, you can change your name change, your password, update your image if you like.

We're going to go back here to the dashboard. Here in orders again, this is a time thing. So, this week, he's had some orders. We can see "all time" lets you know you know processing pending. If we go down here, "amount owed affiliates". This is if you start to sign up people under your account and have your own affiliates, this is how you track that with a success report. Right now, we don't have any of that. And then "payments". This is where you'll come in to see how much you've been paid by Green Valley.

And then let's look at the wheel. So, this is a really important tab. This is going to let you know what's your landing page. So, this is that unique landing page we talked about where we give this to everyone. So, if you don't have a website, it's totally fine. You can just take this landing page, copy it into your browser and if you go there, you're going to come to your own marketplace where you can browse the wheel.

Another awesome thing in here, so the main wheel code. This is for people who have a website. We've given you three different ways to embed the wheel. You can, or the iframe, you can have the wheel be the main view, the tile view with the photos be the main view, or the list view be the main view and basically, it's just going to dictate what does the viewer, the customer see when they first land on the page. We like the wheel, but we found a lot of our users like to start with the tile view. So, this is true across affiliate and professional accounts.

Now let's talk about what's special to a professional account, and that's products. So, if we go in here, professional accounts are able to pick and choose the products they want. So, this is my DropShip Store, and we can see these are all the products that I am currently selling. I can even organize these if I want to see by product type, I can search. Let's go out and just do all.

Now this is exciting. Here's our DropShip Catalog. So, this is the catalog of every product that we make available for you to sell. So, all you have to do is go in the DropShip Catalog. Let's see peanut butter. This looks fun. We're going to click on this. So, you're [going to] come in here and you're [going to] get, this is the sort of product profile. So, there's a photo, there's a description, and then it's as easy as this. We go here, we want to add it to Frank Shamrock. We're going to save it. Now I go back to products and click on "My DropShip Store" and there it is.

Right now, it is now live and if I want to take the product out of my store, if I don't want to sell it anymore, we'll give it a second, I simply click on this, take it away and voila, I'm no longer selling that in my store. It is really that easy to add products and subtract products from your marketplace so that you can have a truly unique experience for your customers.

So, we're excited to have everybody start using this and we hope this was helpful.

Thank you so much.

EXHIBIT G
Webinar Transcript

Brett Andrews:	Hey everybody. This is Brett Andrews with MicroVentures. Thank you all for tuning in to the webinar for today. Today we're going to be hearing from Cannabiscope, an e-commerce and affiliate platform for CBD brands, consumers, and entrepreneurs.
Brett Andrews:	We are joined today by their co-founder and CEO David Schacter. Dave's education in business combined with his interest in cannabis led to the creation of Cannabiscope as a tool to help patients discover the potential of the cannabis plant. Dave has over five years of experience working in the cannabis tech space, starting with research in Israel. Dave graduated with a B.S. in International Business from the University of Nevada at Reno and an M.S. in Management from NYU Poly.
Brett Andrews:	We're also joined today by their COO, Paul Shockley. As a serial entrepreneur, Paul has over ten years of startup experience from six different companies. Prior to Cannabiscope, Paul co-founded and served as the chief innovation officer at the Guru Experience, a VC-backed startup that provided museums, zoos, and aquariums with a SaaS platform to make the experience better for visitors. Previously, Paul also co-founded Anacom Media and Inside Panama Real Estate and held various roles at several other startups. Paul graduated with a B.A. from the University of Southern California.
Brett Andrews:	How are you guys doing today?
Dave Schacter:	Doing well. Doing great. Thank you.
Paul Shockley:	Happy to be here.
Brett Andrews:	Great. Yeah, thanks for joining us here. So for the folks listening in, just so you guys understand the format here, Dave and Paul are going to spend about ten or fifteen minutes going through their pitch deck presentation. Hopefully, you can see the first intro slide on your screen, as well as both of their shining faces. After they get done with that presentation, they're going to kick it back to me and we're going to have just a little conversational Q&A and learn a little bit more about what they're working on. So with that, Dave, Paul, you guys can take it away from here and introduce everyone to Cannabiscope.
Paul Shockley:	All right. I'll kick us off. So this slide that you're looking at is really the dream. We wanted to make it so that anybody can get involved in the cannabis industry and we're doing that through CBD and this is kind of what it says. More than a CBD e-commerce solution, it's an affiliate platform for everyone.
Dave Schacter:	So right now the CBD market is just growing and growing. You can see wholesale; retail outlet stores are being opened up across Southern California and Las Vegas. The More Act is making banking more available. Hemp is being grown more.

Paul Shockley:	We'll wait for this slide to come up. So as entrepreneurs, that's really why we're here. CBD's not going anywhere. We're starting to see big athletes get into promotion deals with their own brands. Lots of people are starting to experiment. Even in San Diego, we're seeing brick and mortar shops opening up. When we filmed our video, we actually went to one and saw a bunch of customers coming in and buying CBD for the first time, and it's a massive industry. In 2019 alone, it was a $21 billion market globally and it was $5 billion in the U.S. and it's just going up rapidly.
Paul Shockley:	The other thing we're really trying to highlight here is what's so exciting about CBD since it's nationally legal, we can take credit card payments and we can ship it through the Post Office, so it's an e-commerce play and as we all know, what happened during COVID? Everybody went to e-commerce to make the purchases. It really forced, kind of took that Amazon approach and took it to the next level where people were getting everything through e-commerce and we're seeing that this is where the cannabis industry is ultimately going to go and CBD is an amazing place right now because we can execute that Amazon play where you can sit on your couch, order a product, and have it arrive in the mail in two to three days.
Dave Schacter:	So right now, the industry is somewhat fragmented, right? You have brands, they have new products they're trying to introduce them, get them out to people. In the middle you have influencers. Small businesses, people who want to get involved but don't really know where to, and they lack a lot of resources to do this whether it's education, money, time, how to get started, and then you have end users, the consumers, which are first time users, experienced users. There's new products. There's really a lot for them to overcome and learn about so we try to really bridge this gap between the problem with the brands needing more exposure, people who want to get in the business but aren't really able to open their own brand or do something as big as white labeling or starting something and we can help them, and then really our goal is helping patients. Helping people find the right products, what's best suited for them whether it's a cream, lotion, tincture, gummy. There's so many items out there that are really helpful for people in cannabis that they don't know about and our education information system is able to potentially teach people about it and now we can sell items, too.
Paul Shockley:	And so what Dave was alluding to is what we call an opportunity engine. So yes, it's a SaaS tech platform, but really our approach was how do we create an opportunity for everybody involved in the industry? So what we created was an affiliate platform that is a turnkey business that's ready to go. We took care of everything. So, we removed the hurdle of trying to find a payment processor. You run through our payment processor. You don't have to worry about that.
Paul Shockley:	What about high-quality products? Where do you get those? No problem. We've got that in the catalog. It's a drop ship play and so the way we're looking at this, is this is an opportunity engine where it's a discovery engine for the consumer. The wheel that we've created that we really encourage everyone to

try helps you discover and learn about products. We're a growth engine for brands. What we're trying to do is give people who would never have the opportunity to have a business, they can have their own CBD business and that allows them to reach to untapped markets. People sell to their friends, family, followers. We're going to hit markets that would never usually touch CBD.

Paul Shockley: Then lastly, if you're someone who's feeling entrepreneurial or you want that side hustle or that business out of your house, this is an income engine. You can share these amazing products that people like and improve lives with your friends and family and followers and you'll get paid. So we're trying to just make this a win-win-win.

Dave Schacter: So going back to your three circles, right? You have the brands who need more exposure, want to sell more products. They're selling online themselves with drop shipping straight to the consumer. You have the consumers who need to find more products, discover what's available, what's best for them, how they can get it easily, and then as Paul was saying, these influencers. People who want to start their own business, whether it's a gig economy, you want to do it as a side hustle or if you are bigger as like a blogger, media company, someone like that that we can power your online store. So we've put these together and you have access and control of the catalog. You have products that are best suited for you and your audience and try to find that sweet spot in the middle of bringing brands to the consumers and helping people start their own businesses.

Paul Shockley: So this is a really exciting slide for us. We've got the platform working. You can go to any of the sites that we've built, you can make an order, it'll show up in the mail. Really excited about that. So now we're on to our next sort of hurdle and challenge which is we've got to focus on educating and helping our users be successful.

Paul Shockley: So we created Green Valley University and it's exactly what it sounds like. You're going to come here and we're going to provide video education on how to do exactly what you need to do. How to start your store, how to implement it in your website. How to make sales on all the different channels like Facebook, Twitter, Instagram. We really want to empower our sellers to succeed. I think it would be naïve to think that you can just hand someone a business and it's going to work so we're coming in to support our users.

Dave Schacter: All right. So let's just talk some numbers here. We'll do $100 sale as an example. Usually, it's a $55 is the average sale, so let's say this is ... You can make two sales and you get this $100 amount. How it works is $100, the consumer would buy something from one of our affiliates from the wheel, from the catalog. We accept the money and instantly we pay the drop shipper. They receive the money, they send it to the consumer three to four days, U.S. Postal. They're happy we're bringing in more and more sales for them. The company receives ... The other $30, we pay the user, the affiliate, $15 for promotion, for making the sale, and then we keep the remaining.

Dave Schacter:	The reason we're trying to raise, what we're trying to do, is get better relations with the drop shipper. We're going to add more products to the catalog and we're going to increase our margins. So if we can get our margins down, we expect to be at the distribution price, or 50%, and that increases the margins for our users and for us. So the point is to get more products on the shelf at cheaper prices and that'll help the users get more, the special potential bonus as well as just increase our revenue.
Dave Schacter:	So if $100 order can come in right now, we accept the payment and we do this all instantly, so it's really become an automated system at this point and users are being paid at the end of the month.
Paul Shockley:	I'd also like to highlight an important point where we talk about this turnkey business. You have to put in the work.
Paul Shockley:	So how does it work? It's very simple. You come, you sign up, we give you your own content management system which is basically a backend control panel that lets you know what's selling, how things are going, and then you can control the catalog, that's your wheel or your marketplace, and then you just either use the landing page we give you when you sign up if you don't have a website, but if you have a website, you can drop it on your website and as soon as it hits the web, you can start selling and making sales to your followers.
Dave Schacter:	Yeah. So in the last couple months, what's happened traction wise, we built an e-commerce platform. A consumer can come to the catalog, buy a variety of products from different brands, dog shampoo to creams and lotions to gummies, all these different items. You can pay, it delivers. That's the front end.
Dave Schacter:	On the backend is for the business owner, that they can log in, that they can select what products they want to put into their store. They can see how their store is doing, sales earned, sales made, commission earned, and then the logistics of working with our brands, our partners. All that is in play. It's automated. When the payment comes in, they get paid right away and make the delivery.
Dave Schacter:	Banking. Being able to take payment ourselves is a big deal. Being able to take payment on behalf of all of our affiliates is even bigger. We handle something that a lot of people couldn't do with putting together all the brands and this drop shipping network and you can license it, get started and start making sales and earning commission. We've done that through our partnerships. We have great relationships with our brands. We have an affiliate network which we're expanding as we're now onboarding more users and really finding the end user. We've had success with publication media companies that have traffic and they needed a shop. They had a gift shop with a t-shirt and a hat but they weren't able to sell CBD. For us, we powered it, Cannabiscope/Green Valley's the engine that drives it and then they can just really sit back and let their audience shop and collect commission on sales made through a drop shipping store. They don't have to take the product and hold it. It all gets sent directly to them.

Dave Schacter:	So it's through these partnerships and relationships that we've been able to grow and just kind of laying the track for everybody.
Paul Shockley:	And so this slide is really where we're at as an organization. We're starting to do a go to market. We have everything working technology-wise so now we're looking for our success stories. We've been very fortunate to bring on board Frank Shamrock. He's a retired UFC champion, but more importantly, he's a really incredible entrepreneur and great person. He's really looking at how we can leverage this platform to make the world a better place and really give a lot of people the opportunity to start their first business. Our approach with Frank is we're trying to organize a group of celebrities who are going to use the platform to sort of show people how it works and that you can succeed because they have that reach.
Paul Shockley:	The other amazing thing that we were able to accomplish earlier this year is NUGL is a cannabis publication. They talk a lot about cannabis, weed, wrap, kind of anything to do with that culture. Well, initially the banks were really nervous about us as a CBD platform getting involved in that. With the help of one of our advisors, we were able to get the bank to approve us to be able to power cannabis sites, CBD e-commerce. There's limitations, of course, but the reality is we're really able to help empower now almost anybody, even if they're sort of the weed, THC-friendly have a business in CBD. We need to be really careful about how people talk about CBD, et cetera, but the bottom line here is the bank is starting to really trust how this business is growing and where we're going.
Dave Schacter:	Where we're going. We got to talk about where we're from. MicroVentures first round of funding really made a lot of this happen because we were able to build the e-commerce platform. So in quarter two, what we've done with these integrations, with the brand and drop shipping, you can go and use your credit card. You can buy CBD products and they can get shipped to anywhere across the U.S., Florida, Texas, New York. We've made orders. That's already been accomplished. We've also already accomplished what we had planned for quarter three and that's signing up affiliates and charging them the set up application fee, monthly subscription and then them earning commission. So each month that they are paid out at the end of the month, that we are now making people money by being in Green Valley Affiliate's network is pretty awesome.
Dave Schacter:	And where we're going is this next quarter, Q4, really strong go to market launch. We need to go after people who want to start their own business, the work from home, that kind of concept is doing well with our social media campaigns, but we need a real go to market strategy to sign people up and make them become their own CBD business owners.
Paul Shockley:	And so the use of funds is pretty simple for us. Just think of a tripod. The main things we're looking at is one, marketing. We really want to go out and start getting the word out to people that this is an opportunity they can have from

their phone. I mean, that's the big thing that we've been able to do is people can run this business from their cell phone.

Paul Shockley: The other thing we really want to do is affiliate success. Green Valley University is what we talked about. Creating content, creating collateral, making it so that it's really easy for someone to sign up and start to see how to make sales. We want people to get excited and creative. That's what affiliate success is about.

Paul Shockley: Then lastly, research and development. Of course we want to make the platform better, more efficient. We want to get new features like the ability to just spotlight one product you're excited about in the i-frame. So a lot of things we want to do and so we need some capital to just improve things. The exciting thing is, that I'd like to say investors, is this company is genuinely at an inflection point where we're ready to go, the tech works. We literally just need gas in the tank. We need some capital to really move this and grow this.

Dave Schacter: So moving forward, we have the CBD industry which is up. Between the More Act coming and the SAFE Banking Act, rest of the cannabinoids are going to be offered. CBN, CBG, ideally THC. The space, for as new as it is, it's also centuries old. People have been consuming in different aspects. Now with online ordering, it's just so much easier to get these products in your hand. We accept credit card, which is something that the other part of the industry isn't able to do yet, but as legalization is changing, we hope to be there when it is. We've already laid the tracks. The groundwork's there. We can add products and brands accordingly.

Dave Schacter: And then data monetization. We have kind of two components here between what consumers are doing. We count how people are clicking through the wheels and education system. We know that people are really looking for sleep and pain and whatever flavors or products are coming out. So that data is very valuable to brands that are creating new products, but also just on what consumer patients are doing to self-medicate themselves and how CBD and the cannabinoid industry is really changing how people are taking care of themselves physically, mentally, emotionally and the data that's coming with the consumer behavior of what are people ... Not only what are they buying, but what intentions did they have when they were clicking the wheel and really looking for the right product and that's how it started was with education and really helping people find the right item and now, we're helping provide that item through our e-commerce platform.

Paul Shockley: And that's basically the pitch deck.

Dave Schacter: Right? Close this.

Brett Andrews: Great. Thanks, guys. I really appreciate that. So just to kind of kick things off and jump into some Q&A here. So Dave sort of touched on this near the end, but for those of you folks who are listening that don't know, this is actually the second raise that we've worked on with Cannabiscope and their team, so super excited to have both you guys back for another raise here and I thought a good place to start here was maybe just giving a little more update on the progression of the business since we last worked with you, the last closing of that raise. So whether this is people listening are people who participated in the last fundraise, maybe they saw the business and sat out for one reason or another, or if someone's listening and they're totally new to the opportunity, I think some good additional context on just the progression that you guys have made and what you guys did with the funds from the last raise that we closed to where it is today.

Paul Shockley: Yeah, I'd love to speak to that. First and foremost, thank you MicroVentures for really giving us the opportunity. When we came to MicroVentures last, we were working on a proof of concept e-commerce platform in cannabis and we really, as we started to do research into kind of what we were building and going to a lot of events pre-COVID, we found that the pain point was it's really, really hard to get involved in the cannabis industry and a lot of people are passionate about CBD so we did a really hard pivot where we took our learning system, our content management system, and we worked really hard to integrate with CBD e-commerce.

Paul Shockley: A couple of things that we did that was really unique was the banking. Our financial solution is really unique. Because we have a closed system where you can only sell the products that we allow you to sell through the content management system, it allows the bank to know exactly what we're selling. The user can control our catalog but they can't just throw up whatever they want. That was a big deal for the bank. Everybody sees what we're doing, especially the brands, and trying to give marketplaces to people who usually wouldn't even have that opportunity to reach their friends and followers.

Paul Shockley: And as I'm talking, Dave's actually going through the system. So with that $138K we raised last, we executed. We did exactly what we said we were going to and more and so we're really excited to be back because we're at an inflection point again where we really need to scale and we're looking to the MicroVentures community to help us. We want to keep coming back and show that we can do this. The sky's been the limit for us right now. We just need gas in the tank.

Brett Andrews: Appreciate that, Paul, and I want to kind of make sure people understand what it is that you guys have built, so let me make sure I've got this straight.

Brett Andrews: If I'm an influencer, let's say, and I've got, I don't know, 10, 20 thousand followers on various social platforms, which quick disclaimer I don't. I'm not one of those people, unfortunately. But if I were, I could just go to your site, your software platform, I could set up a store and within an hour I can pick out products that I would like to sell to my community, market those products and then be able to take a cut. I mean, am I understanding that right?

Paul Shockley:	Yeah, a hundred percent. So as soon as you sign up with us, we create a unique account, it's a unique identity in our platform, and that's yours. We'll give you a landing page, which Dave can show you an example. This is KatieKay over on the right. This is a landing page that you can have if you don't have a website. This you can just ... You start to post these links and if someone goes to your product page and purchases it, you get paid.
Paul Shockley:	The other thing that you can do is if you have a website and you want to integrate it, let's show them Fur Babies, you can actually just integrate our system into your platform and put your logo in it and it can be your own shopping system. But you're a hundred percent right that we did it literally so that that can all now and one of the big things that we were really working hard on that we just accomplished two weeks ago, now let's say, Brett, you put up your site and you make a sale that first day and you got $15 that we owe you. We can then, with our ACH solution, we can pay you immediately. So the whole ecosystem is built and ready to go. Now it just needs people using it and exploring it and having fun with it.
Brett Andrews:	I think that's extremely powerful and I appreciate the clarification there. I think it's just crazy that ... I think people need to be taking advantage of this.
Brett Andrews:	Dave, while you have the Fur Babies up and you're sort of scrolling through the example, would you mind kind of giving us a little bit of backstory? I think it'd be helpful for people to understand, just using this as a data point, kind of how it all works.
Dave Schacter:	When you log in, you get two things. You either get ...Some people, some influencers they don't have their own website, so Katie just uses this basic page ... It's her photo she can control and she's using the full page, there's all sorts of products. That is instantly done. You can either drop this link, her domain that we give her, and she can just put that onto social media or anything and just draw people to this website, but if you have your own website, if you have SEO because you write blogs and you have people coming to your page because of whatever reason, this is a basic WordPress website. She put in a photo, wrote content. It's very dog-friendly, obviously, but the engine, the core, is Green Valley Marketplace that we power her menu.
Dave Schacter:	So if you don't have your own website, we give you a link. "Here's your page. Here's your wheel." If you do have a website, it's called an embed code and it lives within ... If you can see, it's like this white box within her website. She can write blogs. She can send people to furbabies.health.love. That's her domain. That's what it's popular for and we power the menu.
Dave Schacter:	I'll give you another example. Frank Shamrock, legendary UFC fighter, has a very strong presence for years and we power his CBD store. He does speaking for Google, for other events, and he has a little video about us and has his own shop. He's got the red leaf inside, the Shamrock logo. This is his store. It's

custom. All Frank has to do is go to frankshamrock.com, promote himself, and we handle the online shopping experience for him.

Paul Shockley: And I think there's two things we're trying to show everyone here is we're trying to give people opportunities. So if you're like Katie and you just want to get into selling and telling the story, you're ready to go. If you're someone who really wants to be an entrepreneur like Fur Babies, she invested time and capital in building an entire website and presence around her love of dogs and how CBD has helped her dog and we just simply was a bolt-on tool so that she could immediately start monetizing her stories and her engagement. So we really see ... We're trying to show the flexibility of the platform to really help people succeed.

Brett Andrews: I think that's great, and those are two super helpful examples that hopefully helps paint the picture to people who are tuning in on what you guys have accomplished so far.

Brett Andrews: One of the other things I wanted to touch on was ... So I love the idea of opportunity engine. I think that's a really clever name and encapsulates a lot of how you guys have sort of ... You're empowering people, right, and you've got this ecosystem of influencers affiliates on one side, CBD brands, and then consumers. When you think about growth, and maybe this is an obvious question based on what you guys have shared already, out of those kind of three buckets, what I guess is sort of the number one bucket that you guys are really focused on building out, because I do think there's sort of a flywheel effect, or I guess maybe a network effect, with the three of them once things start to scale where more of one brings more of the others and vice versa. But kind of as you guys get going, is it the influencers and affiliates that's really your sort of core focus to get that flywheel turning?

Paul Shockley: I would say-

Dave Schacter: Yeah, that's the-

Paul Shockley: Yeah, yeah, yeah. For sure it's the store owners and what we're trying to ramp up in a soft launch sort of way right now, but ... So that's really Q4's goal when we have things in place. The next major thing we're trying to do is raise enough capital to do a relationship with an integration company. It's a third party company that manages integrations and we want to start integrating directly with as many brands as possible. So that's really what Q2 and 3 is about right now, is us trying to raise enough capital to get those direct integrations because as Dave mentioned in the pitch, by having those direct integrations, it actually improves our margins. We also get embedded deeper with the brands and so that's what we're focused on right now while we prepare the University and everything.

Paul Shockley:	So yes, the affiliate is sort of the core of everything but that's really Q4 when we go for a hard launch. Right now we're just sort of doing a soft launch and really trying to improve the system and increase margins.
Brett Andrews:	Understood.
Dave Schacter:	And if I could-
Brett Andrews:	Yeah, go ahead.
Dave Schacter:	... explain a little more on affiliate marketing. Usually if you go to a website, you go to a blog, on the side there's a big banner, you click the button and you go to the website and then you use your promo code. So you're leaving the blog and you're going to the brand, whether it's a physical product or subscription with us with that embed code is you're keeping them on your site. So what we've done for the affiliate is we're helping them keep the user on their page but we've also helped the brand because we've now opened up more markets for them. Instead of just sending them there, we ... That dog walkers in California sold products which are manufactured in Colorado that they would never have had access to but you have somebody in California and Florida selling products for other brands. So we are essentially powering their affiliate networks.
Dave Schacter:	We have somebody who has a lot of products, they have a chiropractor in Detroit that hey, if they're going to promote any products, promote mine. So we gave them a wheel with all the products that are essentially ... That you want on your store because you want to sell these brands and these products. So we're helping brands with their affiliate network because we're this middle piece that connects their products and then the other people as consumers. By helping affiliates, by being this transaction system that really we have been the only people that I have seen that have done that for anybody is helping the affiliates with more products but it's really helping the brands by being their affiliate network and being this in-between and obviously just trying to have a better mousetrap for consumers.
Brett Andrews:	Got it. And that integration that you were referring to, Paul, I guess there's tech buildout that that requires and is this the same as the drop shippers that Dave was alluding to during the pitch?
Paul Shockley:	A hundred percent, and basically the idea is we've been really clever on trying to keep our overhead and our sort of asset needs as low as possible. So this one company, it's called SPS, they specialize in doing integrations and their model's really attractive. They'll build the integrations. They don't charge for the integrations. They charge for the data packets that move back and forth, so we want to raise enough capital to pay for that integration with them and then they're going to go out to any brand, CBD brand, that can handle drop shipping that we vet and like their products and then we can put them on the wheel. It's really easy for both. We kind of come in with a turnkey solution and SPS makes

	that back and forth happen and then we only get charged something like a penny a data packet as the orders are going. So, we just need to execute on the integration. It costs capital.
Brett Andrews:	Yeah. Understood. Well, I think that the timeliness of this is ... I mean, you touched on this during the pitch, Paul, but the timing couldn't be better. You've got, over the last year with everything that everyone's gone through with the pandemic, it's just been a rise in entrepreneurship. I think people are really looking for ways to, whether it's a, as you talked about, a side hustle or potentially go into business full time on their own, I think that there's a need in the market to do that and it sounds like you guys have really put a lot of work in to build out this backend and so as, I think you used the term, inflection point it sounds like you guys are really there.
Brett Andrews:	Before I kind of give you sort of some final parting thoughts to sign off here, I wanted to just first thank folks for tuning in on this and just point them to a couple of other places to find some information and then I'll pass it back to you guys to wrap up.
Brett Andrews:	So if you're listening to this, you're likely on the MicroVentures campaign page for Cannabiscope. If not, that direct URL is invest.microventures.com/offerings/cannabiscope-ii. This is the second round as we've alluded to a couple times. On this campaign page, you'll find a ton of other information, some videos that the Cannabiscope team put together, a whole campaign page that we put together in conjunction with them, terms of this investment round as well are listed there so I'd encourage you to check those out in addition to the perks that are listed. There's also a discussion forum down at the bottom so if you felt like we maybe didn't cover an area that you wanted to dig a little deeper on, I'd encourage you to go there and ask questions. I know Paul and Dave will be responsive on all of that stuff as well.
Brett Andrews:	Then as we've mentioned a couple times, really the key here with where these guys are today is putting gas on the fire and that gas is in the form of capital and that's the point of this fundraise. So if you'd like to participate, we'd really love you to do so. On that same campaign page, there's an orange Invest button up at the top right. You can click on that button and it'll walk you through the steps. If you have an account with us, you likely know how to do this already. If not, then go ahead and set it up. It's free to do so and then you can join in on what these guys are building and be a part of this big mission in empowering other entrepreneurs.
Brett Andrews:	So Dave, Paul, I guess any sort of parting thoughts you'd like to share with folks? I know we hit on a lot of stuff today about where the product is and what you guys ... The problems you guys are solving, but any other thoughts you'd like to share and any other places you'd like to point people towards?
Paul Shockley:	Yeah, there's two things we want to touch upon really quickly. One thing that's massive news is in our soft launch, we had our first paying customer. So we

have officially started to drive revenue. 2020 was a long year of building and spending money and so it's a big deal for us. It's kind of like that first dollar you get. So we have started to drive some revenue with users.

Paul Shockley: Then the other thing that we're really exploring right now that's interesting is we're going to try and get a relationship with a 501(c)(3) so that people can donate money so that we can give accounts to underserved communities and that's really going to be going on through Athletes for Care.

Brett Andrews: This is certainly when you guys are trying to build something with as big of a vision as this, it's not something that's easy to do without a big supportive team and without supportive investors, so hopefully if you're listening to this, you can be a part of that group.

Brett Andrews: So guys, I really want to appreciate, or really thank you for joining me again and thanks again for working with us. Again, this is ... It was a blast last time, been a blast so far so we're excited for the future and what's ahead. So really appreciate the time today.

Paul Shockley: Thank you.

Brett Andrews: All right, guys. I'll talk to you guys soon.

Dave Schacter: All right.

Brett Andrews: All right. Bye.

Paul Shockley: Bye, everyone.